FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of the Hut 8 Mining Corp. First Quarter Financial Results, Analyst, and Investor Call.

Hut 8 Mining Corp

First Quarter 2023 Financial Results, Analyst, and Investor Call

Event Date/Time: May 11, 2023 — 10:00 a.m. E.T.

Length: 28 minutes

PRESENTATION

…

Jaime Leverton — CEO, Hut 8 Mining Corp

…In addition to managing our operations, we are laser-focused on completing our transaction with USBTC and have made solid progress on that front. We recently filed an amended S-4 Registration Statement with the SEC, confirming that New Hut’s expected installed self-mining capacity will be 7.02 exahash, a nice bump from the 5.6 exahash which we previously disclosed, thanks to energizing additional miners at USBTC sites.

USBTC entered into a settlement with the city of Niagara Falls in early April, concluding all claims and paving the way to resuming mining activity at the site. We also received a no-action letter from the Canadian Commissioner of Competition, which confirms they do not intend to challenge the transaction before the Competition Tribunal.

And finally, the waiting period under US HSR antitrust legislation with respect to the business combination expired in early March, which is another step toward closing the transaction.

Over the past quarter, discussion has increased around the halving, which is now less than a year away. In that context, our business combination with USBTC is a very strategic one.

Under New Hut, we will create geographic diversity in our self-mining business, which will include differentiated energy sources in Texas, New York, and Nebraska. We plan to improve efficiencies at the miner level by using USBTC’s proprietary purpose-built software that can identify and mitigate machine and energy price issues in real time.

We will have flexibility for growth in new fiat revenue lines of business, including the 220-megawatt hosting business and 680-megawatt managed infrastructure operations business, with opportunities to amplify it further…

Shenif Visram — CFO, Hut 8 Mining Corp

…As previously announced, the Company will be selling Bitcoin production to help fund operations while we work on closing the merger with USBTC…

…

Jaime Leverton

… And I think for us, we’re very focused on having a diversified strategy that allows us to continue to self-mine while also introducing new fiat-based revenue streams. So obviously, it started with our HPC business last year. And USBTC has done a great job building out their hosting business as well as the new category, which is managed infrastructure operations…

…

Joseph Vafi — Canaccord

… And then maybe just on the USBTC merger. I know you’re in the middle of it still. Could you provide us maybe perhaps a timeline around when that amended document went into the SEC? And how extensive was their commentary first time around? Just trying to get a feel for perhaps the scrutiny of the SEC maybe putting on this before it gets done.

Jaime Leverton

Yeah. I mean, we submitted the updated S-4 nearly three weeks ago. And we can’t give specific colour to SEC commentary. I can say that we’re still working toward closing the transaction in late Q2, possibly early Q3, just given where we are in the process.

Joseph Vafi

Sure. That’s enough colour, Jaime.

And then, maybe we get a little more deep-dive update on how USBTC is doing right now and perhaps some progress they made in the quarter here before the merger. Thanks a lot, guys.

Jaime Leverton

Yeah. So I touched on as much as I can touch on, which is we’re now expecting 7.02 exahash on the other side of a successful merger from a self-mining perspective. And then I also touched on the successful resolution that they had at the site in Niagara Falls. So that’s really as much as I can give with respect to their progress over the last three months.

…

Jaime Leverton

Well, look, I think for us, we were the only scaled publicly traded miner that had operations entirely based in Canada. And so, for us, when we were looking at the merger partner that we thought made the most sense, bringing geographic diversity was certainly a key component of that. And in the case of USBTC, that brings some diversity within the US as well, their sites being in Nebraska, Texas, as well as New York. And so, certainly, that was our primary jurisdiction that we were looking to expand into and really looking forward to getting to the other side of this transaction…

…

Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking-information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 Mining Corp. (“Hut 8” or the “Company”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this communication include, but are not limited to, statements with respect to: (i) the expected outcomes of the Transaction, including New Hut's assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to the Combined Company's hashrate and self-mining capacity; and (vi) the ability of the Combined Company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all and the anticipated timeline for the completion of the transaction. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this communication, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, in the “Risks and Uncertainties” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s website at www.hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional Information About the Transaction and Where to Find It

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC. USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.